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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20546

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             TEXAS INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)


                  Delaware                                   75-0832210
 (State of incorporation or organization)   (I.R.S. Employer Identification No.)

 7610 Stemmons Freeway, Suite 200
 Dallas, Texas                                               75247
 (Address of principal executive offices)                    (Zip Code)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box: [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box: [ ]

         Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class               Name of each exchange on which
            to be so registered:              each class is to be registered:

         Preferred Share Purchase Rights         New York Stock Exchange

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      N/A
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 15, 1996, the Board of Directors of Texas Industries, Inc. (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, $1.00 par value (the "Common Stock"), of the Company. The distribution is payable on November 15, 1996 to the stockholders of record at the close of business on November 1, 1996. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock of the Company ("Series B Preferred Stock") at a price of $245.00 per one one-thousandth of a share of Series B Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any majority-owned subsidiary of the Company, any employee benefit plan of the Company or any such subsidiary, or any entity holding shares of Common Stock for or pursuant to the terms of any such plan) (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of November 1, 1996, by such Common Stock certificates with a copy of a Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after November 1, 1996 upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of November 1, 1996, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of Record of shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on November 1, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company as described below.
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         The Purchase Price payable, and the number of shares of Series B
Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series B Preferred Stock, (ii) upon the grant to holders of the shares of Series B Preferred Stock of certain rights or warrants to subscribe for shares of Series B Preferred Stock or securities convertible into shares of Series B Preferred Stock at less than the current market price of the Series B Preferred Stock or (iii) upon the distribution to holders of shares of Series B Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends thereafter and, if there is an Acquiring Person, not exceeding 125% of the prior regular periodic cash dividend, or dividends payable in shares of Series B Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandths of a share of Series B Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Shares of Series B Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series B Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series B Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Because of the nature of the Series B Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series B Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         Subject to certain exchange rights that may be exercised by the Board of Directors, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person (which will thereafter be void)) will thereafter have the right (automatically upon exercise thereof) to receive that number of shares of Common Stock having a market value of two times the Purchase Price. In the event that the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold to any person other than the Company or one or more of its wholly-owned subsidiaries after a person or group has become an Acquiring Person, proper provision will be made so that
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each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series B Preferred Stock (other than fractions that are integral multiples of one one-thousandth of a share) will be issued, and in lieu thereof a payment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time prior to such time as any person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but, not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after any person or group becomes an Acquiring Person, the Board of Directors may exchange all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which have become void) for Common Stock (or, if sufficient shares of Common Stock are not available, for shares of Series B Preferred Stock) at an exchange ratio of one share of Common Stock (or one one-thousandth share of Series B Preferred Stock) per Right, as may be adjusted from time to time to reflect any stock split, stock dividend or similar transaction (the "Exchange Right"). Notwithstanding the above, the Board of Directors may not exercise the Exchange Right after any person, together with any associate or affiliate of such person, has become the beneficial owner of 50% or more of the voting power of the shares of Common Stock.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock.
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         The Rights Agreement, dated as of November 1, 1996, between the
Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights and including as an exhibit thereto the form of the Certificate of Designations setting forth the terms of the Series B Preferred Stock, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


ITEM 2.  EXHIBITS

         4 Form of Rights Agreement dated as of November 1, 1996 between Texas Industries, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations setting forth the terms of the Series B Preferred Stock of Texas Industries, Inc. as Exhibit A, the form of Right Certificate as Exhibit B, and a Summary of Rights to Purchase Preferred Stock as Exhibit C.

        99       Press Release dated October 15, 1996.
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         SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereto duly authorized.


                                        Texas Industries, Inc.


                                        By:/s/ RICHARD M. FOWLER
                                           ------------------------------------
                                               VICE PRESIDENT



Date:  October 28, 1996
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                               INDEX TO EXHIBITS


Exhibit
                          Description
                          -----------
 4               Form of Rights Agreement dated as of November 1, 1996 between Texas Industries, Inc. and ChaseMellon
                 Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations setting forth the terms of the Series B Preferred Stock of Texas Industries, Inc. as Exhibit A, the
                 form of Right Certificate as Exhibit B, and a Summary of Rights to Purchase Preferred Stock as Exhibit
                 C.

99               Press Release dated October 15, 1996.
